[ SEMTECH CORPORATION LOGO ]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

February 8, 2013

By EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Semtech Corporation

Form 10-K for the Fiscal Year Ended January 29, 2012
Filed March 29, 2012
Form 10-Q for the Quarter Ended October 28, 2012
Filed December 7, 2012
Amendment 1 to Form 8-K Dated March 20, 2012
Filed on June 1, 2012

File No. 001-06395

Dear Mr. Vaughn:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 25, 2013, relating to the Company’s above referenced filings. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated in italics each Comment in the order provided followed by the Company’s response.

Form 10-Q for the Quarter Ended October 28, 2012

Note 2. Acquisitions, page 8

1.	We note that you allocated $95.1 million of the consideration paid for Gennum Corporation to developed technology. We further note from page 17 your intangible assets have an estimated useful life of 2–10 years. Please explain to us the nature of this developed technology and how you determined the estimated fair value of these intangible assets. Within your discussion, please provide to us the useful life assigned to this intangible asset and how you determined the useful life.

Mr. Kevin L. Vaughn

February 8, 2013

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The developed technology represents the intellectual property underlying Gennum Corporation’s product portfolio. The nature of the developed technology was categorized as follows:

	Fair Value	Useful Life
	(in thousands)	(years)
Underlying intellectual property - Clock and data recovery	31,000	8
Video broadcast and surveillance	39,000	7-8
Optical communication	21,000	6
Other	4,100	6-7

The fair value of developed technology was derived using the income approach. To determine the present worth of economic benefit to be received over the life of the assets, the Company relied upon unobservable inputs (level 3) such as financial forecasts that were prepared using a model that is similar to the model historically used by the Company to evaluate developed technology. The assumptions used in the valuation of the developed technology were based on the best information available and contemplated whether the Company’s financial forecasts required adjustment to reflect reasonably available information that other market participants would use or access when determining fair value. The Company also assessed the highest and best use of the acquired developed technology by market participants that would maximize the value of the asset or the group of assets and liabilities within which the asset would be used. In this case, the Company’s valuation premise assumed a market participant would assert the highest and best use to maximize value from the developed technology would be on a stand-alone basis (e.g., licensing). This methodology is considered reasonable because, like past acquisitions, the technology is considered to be the primary asset of the acquisition. The Company considered the risk of achieving the cash flows from the developed technology in selecting an appropriate discount rate.

In accordance with ASC 350-30-35-3, the Company considered the period of expected cash flows used to measure the fair value of the intangible assets (adjusted as appropriate for entity specific factors) in determining the useful life of the intangible assets for amortization purposes. For the developed technology, the Company determined useful lives based on 90% of realizable undiscounted cash flows. The useful lives represent the point where over 90% of realizable undiscounted cash flows for each intangible asset are recognized. The Company concluded that this is a reasonable expected use of these assets by the Company. The assigned useful lives are consistent with the Company’s historical experience with similar technology and other intangible assets owned by the Company.

2.	Further to the above, we note that you allocated certain of the consideration paid to “other current assets,” “other non-current assets,” and “other current and non-current liabilities.” Please tell us how your aggregated disclosure meets the requirements of ASC 805-20-50-1(c) to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Please also refer to the example in ASC 805–10–55–41.

Our disclosure in “Note 2. Acquisitions” identified material items that are consistent with the example found at ASC 805-10-55-41. Specifically, like the referenced example, the Company disclosed major classes of assets acquired such as Goodwill, Inventory, Identifiable intangible assets and Property, plant and equipment. The Company aggregated items into captions titled “Other current assets”, “Other non-current assets” and “Other current and non-current liabilities” instead of captions titled “Financial assets” and “Financial liabilities”, as shown in the example at ASC 805-10-55-41.

Mr. Kevin L. Vaughn

February 8, 2013

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In determining whether the assets acquired and liabilities assumed constituted a major class as required by 805-10-50-1(c), the Company considered the aggregation criteria specified in Regulation S-X Rule 5-02 which asks to state separately, in the balance sheet or in a note thereto, any amounts in excess of 5% of the respective totals in a classified balance sheet (e.g., total assets, total current assets, total liabilities and total current liabilities). Since none of the elements included in the line items “Other current assets”, “Other non-current assets” and “Other current and non-current liabilities” met the 5% threshold, the Company did not consider them to be a major class and they were not identified separately.

While the Company believes it has complied with the required footnote disclosures under ASC 805-20-50-1(c) and illustrative example found at ASC 805-10-55-41, the Company will provide a more detailed breakdown of these other elements in its Form 10-K which is expected to be filed on or around March 28, 2013.

Note 12. Income Taxes, page 20

3.	We note your disclosures related to your assertion that your foreign subsidiary earnings were considered to be permanently reinvested offshore and that you concluded during the first quarter of fiscal 2013 that all of your foreign subsidiary earnings, including $70 million that you previously determined were not permanently reinvested offshore during fiscal 2010, are considered to be permanently reinvested offshore. We further note that you recognized a $23.4 million one-time tax benefit during the first quarter of fiscal 2013. Please explain to us in more detail how you considered the guidance in 740–30–25–17 through 25–19 of the FASB Accounting Standards Codification to change your assertion related to your foreign subsidiary earnings during fiscal 2013.

In accordance with ASC 740-30-25-19, the Company continuously reviews its position on undistributed earnings from its foreign subsidiaries.

In the first quarter of fiscal year 2013, the Company, through its wholly-owned foreign subsidiary, acquired Gennum Corporation (“Gennum”), an entity based outside of the United States (“U.S.”). The Company concluded that the foreign earnings would be needed by the foreign subsidiary to acquire Gennum, service acquisition related debt and fund expanded foreign operations. As such, the Company concluded that there was sufficient evidence to demonstrate that remittance of the earnings will be postponed indefinitely in accordance with ASC 740-30-25-17 and therefore recognized a $23.4 million one-time tax benefit in the first quarter of fiscal 2013.

In addition to the evidence that the foreign subsidiary demonstrated a need for its unremitted earnings, the Company demonstrated that it no longer had any intention to repatriate cash as a result of its entry into credit facilities in the aggregate amount of $350 million which also closed in the first quarter of fiscal year 2013.

Amendment 1 to Form 8-K Filed on 6/1/12

Exhibit 99.1 Audited Consolidated Financial Statements

Independent Auditors’ Report

4.	We note that the Independent auditor did not sign it audit report for Gennum Corporation. Please amend this filing to include a signed audit report. Refer to the guidance in 302 of Regulation S–T and Rule 2–02(A) of regulation S–X.

Mr. Kevin L. Vaughn

February 8, 2013

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The Company notes that the physical report was signed, but that the filing inadvertently omitted the conforming signature. At the time of the filing of Amendment No. 1 to the Form 8-K, the Company was in possession of an original signed copy of the report of independent registered public accounting firm for Gennum.

On February 8, 2013 the Company amended this filing to include the conforming signature in the auditor’s report.

The Company acknowledges that with respect to our filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka N. Chukwu
Emeka N. Chukwu
Senior Vice President and
Chief Financial Officer
Semtech Corporation